18000688

SEC MAIL PROCESSING
Received

MAY 17 2018

WASH, D.C.

SE

Washington, D.C. 20549

RECEIVED
2018 MAY 17 PM
SEC / TM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41511

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONCORD WEALTH BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

955 W. MAIN STREET
(No. and Street)

ABINGDON	VA	24210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JONATHAN WEATHERLY 276-628-5910
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ELLINGSON & ELLINGSON, LTD.
(Name – *if individual, state last, first, middle name*)

5101 VERNON AVE S #501	EDINA	MN	55436
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JONATHAN WEATHERLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONCORD WEALTH BROKERAGE, INC., as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

JOHN DAVID BAKER
NOTARY PUBLIC
REG. #7675734
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES OCT. 31, 2020

CONCORD WEALTH BROKERAGE, INC.

(Formerly Bank Fund Equities, Inc.)
Financial Statements and
Supplementary Information

December 31, 2017

CONTENTS

ELLINGSON & ELLINGSON
CERTIFIED PUBLIC ACCOUNTANTS

ERIK J. (RICK) ELLINGSON, CPA
PATTI ELLINGSON SOLHEIM, CPA
JANE ELLINGSON EHRESMANN, CPA

CELEBRATING 40 YEARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Concord Wealth Brokerage, Inc.
Abingdon, Virginia

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Concord Wealth Brokerage, Inc. as of December 31, 2017, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Concord Wealth Brokerage, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Concord Wealth Brokerage, Inc.'s management. Our responsibility is to express an opinion on Concord Wealth Brokerage, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Concord Wealth Brokerage, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption); Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption)), has been subjected to audit procedures performed in conjunction with the audit of Concord Wealth Brokerage, Inc.'s financial statements. The supplemental information is the responsibility of Concord Wealth Brokerage, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption); Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption)) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ellingson & Ellingson, Ltd.

We have served as Concord Wealth Brokerage, Inc.'s auditors since 2009.

Edina, Minnesota
February 20, 2018

CONCORD WEALTH BROKERAGE, INC.
(Formerly Bank Fund Equities, Inc.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 23,114
Commissions receivable	1,469
Prepaid expense	3,784
Total Current Assets	28,367
Total Assets	$ 28,367
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES	
Accounts payable	$ 1,391
STOCKHOLDERS' EQUITY	
Common stock, $.01 par value, 25,000 shares authorized, 500 shares issued and outstanding	5
Additional paid-in capital	25,543
Retained earnings	1,428
	26,976
Total Liabilities and Stockholders' Equity	$ 28,367

See accompanying Notes to Financial Statements.

CONCORD WEALTH BROKERAGE, INC.
(Formerly Bank Fund Equities, Inc.)
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2017

REVENUES	
Commissions	$ 46,954
TOTAL REVENUES	46,954
GENERAL AND ADMINISTRATIVE EXPENSES	
Regulatory fees and expenses	11,349
Licenses and registrations	8,400
Education	2,625
Insurance	22,305
Rent	18,000
Professional fees	4,389
Other	2,099
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	69,167
LOSS FROM OPERATIONS	(22,213)
OTHER EXPENSE	
Interest expense	-
NET LOSS	$ (22,213)

See accompanying Notes to Financial Statements.

CONCORD WEALTH BROKERAGE, INC.
(Formerly Bank Fund Equities, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2017

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2017	$ 5	$ 25,543	$ 23,641	$ 49,189
Net Loss			(22,213)	(22,213)
Balance, December 31, 2017	$ 5	$ 25,543	$ 1,428	$ 26,976

See accompanying Notes to Financial Statements.

CONCORD WEALTH BROKERAGE, INC.
(Formerly Bank Fund Equities, Inc.)
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (22,213)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in accounts receivable	(95)
(Increase) decrease in prepaid expense	(375)
Increase (decrease) in accounts payable	(609)
Net Cash Flows from Operating Activities	(23,292)
Decrease in Cash	(23,292)
Cash at Beginning of Year	46,406
Cash at End of Year	$ 23,114
SUPPLEMENTAL CASH FLOWS DISCLOSURES	
Income taxes paid	$ -
Interest paid	$ -

See accompanying Notes to Financial Statements.

Concord Wealth Brokerage, Inc.
(Formerly Bank Fund Equities, Inc.)
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

Note 1. Organization and Nature of Business

Concord Wealth Brokerage, Inc. (the Company) is an S Corporation that is registered as a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA). The Company is a Minnesota Corporation currently operating in Virginia. The Company markets and sells primarily variable annuities and private placement oil and gas investments via independent brokers.

Note 2. Summary of Significant Accounting Policies

This summary of significant accounting policies of (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles.

Revenue Recognition -
Commission revenue and related expenses for mutual fund and securities transactions and variable annuity contract purchases are recorded on a trade-date basis.

Cash and Cash Equivalents -
The Company includes demand deposits in the category of cash and cash equivalents as presented in the cash flow statement.

Income Taxes -
The Company has elected, under Section 1372 of the Internal Revenue Code, to be taxed as a small business corporation (an "S-corp."). Income and losses of the Company are passed directly to the shareholders. Therefore, no provision for income taxes has been reflected in the accompanying financial statements.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures.

Estimates -
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Concentrations of Credit Risk -
The Company does not believe that it is exposed to any significant credit risk in connection with the extension of credit to its customers. Historically, the Company has had no bad debt write offs.

Note 2. Summary of Significant Accounting Policies - continued

Fair Value
The carrying amounts of financial instruments, including cash, cash equivalents, commissions receivable, and commissions payable, approximate fair value due to the short maturity of these instruments.

Subsequent Events:
The Company evaluates events or transactions that occur subsequent to year end for potential recognition or disclosure in the financial statements through the date on which the financial statements are available to be issued. The financial statements were approved by management and available to be issued on February 20, 2018.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $21,723, which was $16,723 in excess of its required net capital of $5,000. In addition, the Company's ratio of aggregate indebtedness to net capital was 6.4 to 1.

Note 4. Related Party Transactions

The Company has an expense sharing agreement with a related entity for the provision and use of certain property, technology resources, employee and other services. During the fiscal year ended December 31, 2017, Concord Wealth Brokerage, Inc. paid a total of $18,000 to the related entity under this agreement.

CONCORD WEALTH BROKERAGE, INC.
(Formerly Bank Fund Equities, Inc.)
SCHEDULE 1, COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2017

NET CAPITAL		
Stockholders' Equity	$ 26,976	
Additions:		
Subordinated loans		
		$ 26,976
Deductions:		
Non-allowable items:		
Receivables	1,469	
Prepaid expenses	3,784	
		5,253
Net Capital		$ 21,723
BASIC CAPITAL REQUIREMENT		
Net capital		$ 21,723
Minimum net capital required		5,000
Excess Net Capital		$ 16,723
AGGREGATE INDEBTEDNESS		$ 1,391
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		6.40%

There is no difference between the Company's computation of net capital per the December 31, 2017 FOCUS Report (Form X-17A-5) and the computation above. Therefore, a reconciliation of net capital is not included.

CONCORD WEALTH BROKERAGE, INC.
(Formerly Bank Fund Equities, Inc.)
SCHEDULE II, COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER 15c3-3 (EXEMPTION)

As Of December 31, 2017

No computation of reserve requirements has been made because Concord Wealth Brokerage, Inc. claims exemption pursuant to paragraph (k)(2)(i) because the Company does not carry customers' accounts on its books.

CONCORD WEALTH BROKERAGE, INC.
(Formerly Bank Fund Equities, Inc.)
SCHEDULE III, INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER 15c3-3 (EXEMPTION)

As Of December 31, 2017

No information relating to possession or control requirements has been made because Concord Wealth Brokerage, Inc. claims exemption pursuant to paragraph (k)(2)(i) because the Company does not carry customers' accounts on its books.

LOPEZ WEALTH MANAGEMENT GROUP

PRESERVE ENRICH ENJOY

February 22, 2018

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

FINRA
9509 Key West Avenue
Rockville, MD 20850

Re: Exemption Report – SEC Rule 17a-5(d)(4)

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Concord Wealth Brokerage, Inc. is a broker/dealer registered with the SEC and FINRA.
- Concord Wealth Brokerage, Inc. claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2017.
- Concord Wealth Brokerage, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:
    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all for the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a broker or dealer.
- Concord Wealth Brokerage, Inc. has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of January 1, 2017 through December 31, 2017, without exception.
- Concord Wealth Brokerage, Inc. has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period of January 1, 2017 through December 31, 2017.

The above statements are true and correct to the best of my and my firm's knowledge.

Very truly yours,

Concord Wealth Brokerage, Inc.

By: [signature]

Title: CCO

ELLINGSON & ELLINGSON
CERTIFIED PUBLIC ACCOUNTANTS

ERIK J. (RICK) ELLINGSON, CPA
PATTI ELLINGSON SOLHEIM, CPA
JANE ELLINGSON EHRESMANN, CPA

CELEBRATING 40 YEARS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) Concord Wealth Brokerage, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Concord Wealth Brokerage, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Concord Wealth Brokerage, Inc. stated that Concord Wealth Brokerage, Inc. met the identified exemption provisions throughout the period of January 1, 2017 to December 31, 2017 without exception. Concord Wealth Brokerage, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Concord Wealth Brokerage, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ellingson & Ellingson, Ltd.

Ellingson & Ellingson, Ltd.
Edina, Minnesota

February 22, 2018

✓ **Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.**

Filing ID: 2089228 (Please retain this number for further inquiries regarding this form)
Submitted By: jweatherly
Submitted Date: Mon Mar 05 09:17:28 EST 2018

All fields marked with * are mandatory.

Annual Audit Notice Information:

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year; or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year.
For more information on these requirements, see SEC Release No. 34-70073 available at http://www.sec.gov/rules/final/2013/34-70073.pdf .

Annual Audit Filing Guidelines (effective February 2016):
Pursuant to SEA Rule 17a-5(d)(6), a broker-dealer required to prepare an annual audit report must file the report at the regional office of the Commission, the Commission's principal office in Washington, DC, the principal office of its designated examining authority, and with the Securities Investor Protection Corporation ("SIPC") if the broker or dealer is a member of SIPC. Copies of the reports must be provided to all self-regulatory organizations ("SROs") of which the broker or dealer is a member, unless the SRO by rule waives this requirement. In an attempt to reduce redundancies and to streamline the filing requirements regarding SEA Rule 17a-5(d), FINRA has worked with the exchanges for which FINRA currently performs regulatory services to facilitate a single filing of annual audit reports, which eliminates the need for multiple filings in most cases.

Effective February 1, 2016, your firm's electronic submission of the annual audit report to FINRA via Firm Gateway satisfies any requirement under SEA Rule 17a-5(d)(6) that it be submitted to the following SROs:

BATS Exchange, Inc.(BZX), BATS Y-Exchange, Inc. (BYX)

BOX

CBOE, C2

EDGA Exchange, Inc., EDGX Exchange, Inc.

Investors Exchange LLC (IEX)

ISE, ISE Gemini, ISE Mercury

MIAX

NASDAQ, NASDAQ BX, Inc., NASDAQ PHLX LLC

NYSE, NYSE Arca, NYSE MKT

FINRA may share a copy of the submitted Annual Audit with any SRO(s) listed above of which your firm is a member. **If you are a member of an SRO that is not listed above and that has not waived the filing requirement by rule, you must continue to file directly with such SRO.**

Name of Auditor*	Ellingson & Ellingson, Ltd
PCAOB #*	3923
Auditor Address - Street*	5101 Vernon Avenue South
City*	Edina
State*	MN
Zip Code*	55436
Auditor Main Phone Number*	952-929-0315
Lead Audit Partner Name*	Rick Ellingson
Lead Audit Partner Direct Phone Number*	952-929-0315
Lead Audit Partner Email Address*	rick@ellingsoncpas.com
FYE:	2017-12-31

Below is a list of *required* documents. Please check to indicate the document is attached.*

- ☑ Facing Page [Form X-17A-5 Part III]
- ☑ An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- ☑ Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]
- ☑ Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Income [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]
- ☑ Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])
- ☑ Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]
- ☑ Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)]

SEA Rule 15c3-3 *(Select ONLY One)* See Annual Audit Notice Information above.

- ◉ Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]
- ○ Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)]

AND Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

☐ Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]

☐ For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds

☑ For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit:* Concord 2 - Audit Report.pdf 294528 bytes